CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$4,650,000	$142.76

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $464,154.28 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $142.76 offset against the registration fee due for this offering and of which $464,011.52 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 491 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 54-IV dated May 4, 2007	Registration Statement No. 333-130051 Dated June 1, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $4,650,000 Buffered Return Enhanced Notes Linked to the FTSETM 100 Index due September 10, 2008

General

  The notes are designed for investors who seek a return of twice the appreciation of the FTSETM 100 Index up to a maximum total return on the notes of 15.50% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing September 10, 2008†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The terms of the notes as set forth in “Key Terms” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 54-IV, shall supersede the terms set forth in product supplement no. 54-IV.
  The notes priced on June 1, 2007 and are expected to settle on or about June 6, 2007.

Key Terms

Index:	The FTSETM 100 Index (the “Index”)
Upside Leverage Factor:	2
Payment at Maturity:

If the FTSE Closing Level is greater than the FTSE Starting Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the FTSE Return multiplied by two, subject to a Maximum Total Return on the notes of 15.50%. For example, if the FTSE Return is more than 7.75%, you will receive the Maximum Total Return on the notes of 15.50%, which entitles you to a maximum payment at maturity of $1,155 for every $1,000 principal amount note that you hold. Accordingly, if the FTSE Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (FTSE Return x 2)]

Your principal is protected against up to a 10% decline of the Index at maturity. If the FTSE Closing Level declines from the FTSE Starting Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the FTSE Closing Level declines from the FTSE Starting Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (FTSE Return + 10%) x 1.1111]
You will lose some or all of your investment at maturity if the FTSE Closing Level declines from the FTSE Starting Level by more than 10%.
Buffer Amount:	10%
Downside Leverage Factor:	1.1111
FTSE Return:	The performance of the Index from the FTSE Starting Level to the FTSE Closing Level, calculated as follows:
FTSE Closing Level – FTSE Starting Level FTSE Starting Level
FTSE Starting Level:	The Index closing level on the pricing date, which was 6676.70.
FTSE Closing Level:	The arithmetic average of the Index closing levels on each of the five Ending Averaging Dates.
Ending Averaging Dates†:	September 1, 2008, September 2, 2008, September 3, 2008, September 4, 2008 and September 5, 2008
Maturity Date†:	September 10, 2008
CUSIP:	48123JA66
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 54-IV.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 54-IV and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$15.40	$984.60

Total	$4,650,000	$71,610	$4,578,390

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $15.40 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $7.70 per $1,000 principal amount note. See “Underwriting” beginning on page PS-125 of the accompanying product supplement no. 54-IV.
For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $15.40 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 1, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 54-IV dated May 4, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 25, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 54-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 54-IV dated May 4, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207001766/e27198_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a FTSE Starting Level of 6600 and reflect the Maximum Total Return on the notes of 15.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

FTSE Closing Level	FTSE Return	Total Return

11880.00	80.00%	15.50%
10890.00	65.00%	15.50%
9900.00	50.00%	15.50%
9240.00	40.00%	15.50%
8250.00	25.00%	15.50%
7260.00	10.00%	15.50%
7111.50	7.75%	15.50%
6930.00	5.00%	10.00%
6765.00	2.50%	5.00%
6666.00	1.00%	2.00%
6600.00	0.00%	0.00%
6270.00	-5.00%	0.00%
5940.00	-10.00%	0.00%
5280.00	-20.00%	-11.11%
4620.00	-30.00%	-22.22%
3960.00	-40.00%	-33.33%
3300.00	-50.00%	-44.44%
2640.00	-60.00%	-55.56%
1980.00	-70.00%	-66.67%
1320.00	-80.00%	-77.78%
660.00	-90.00%	-88.89%
0	-100.00%	-100.00%

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the FTSETM 100 Index	PS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the FTSE Starting Level of 6600 to a FTSE Closing Level of 6930. Because the FTSE Closing Level of 6930 is greater than the FTSE Starting Level of 6600 and the FTSE Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 15.50%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The level of the Index decreases from the FTSE Starting Level of 6600 to a FTSE Closing Level of 5940. Because the FTSE Closing Level of 5940 is less than the FTSE Starting Level of 6600 by not more than the Buffer Amount of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the FTSE Starting Level of 6600 to a FTSE Closing Level of 8250. Because the FTSE Closing Level of 8250 is greater than the FTSE Starting Level of 6600 and the FTSE Return of 25% multiplied by 2 exceeds the Maximum Total Return of 15.50%, the investor receives a payment at maturity of $1,155 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the FTSE Starting Level of 6600 to a FTSE Closing Level of 5280. Because the FTSE Closing Level of 5280 is less than the FTSE Starting Level of 6600 by more than the Buffer Amount of 10%, the FTSE Return is negative and the investor receives a payment at maturity of $888.89 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive FTSE Return by two, up to the Maximum Total Return on the notes of 15.50%, or $1,155 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the FTSE Closing Level, as compared to the FTSE Starting Level, of up to 10%. If the FTSE Closing Level declines by more than 10%, for every 1% decline of the Index beyond 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.
  DIVERSIFICATION AMONG EUROPEAN EQUITIES OF THE FTSETM 100 INDEX — The return on the notes is linked to the FTSETM 100 Index. The FTSETM 100 Index measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the London Stock Exchange. For additional information about the Index, see the information set forth under “The FTSETM 100 Index” in the accompanying product supplement no. 54-IV.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 54-IV. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the FTSETM 100 Index	PS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 54-IV dated May 4, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the FTSE Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the FTSE Closing Level beyond the 10% buffer as compared to the FTSE Starting Level.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the FTSE Closing Level is greater than the FTSE Starting Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return on the notes of 15.50%, regardless of the appreciation in the Index, which may be significant.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the FTSETM 100 Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the U.K. pound; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the FTSETM 100 Index	PS-3

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly Index closing level, from January 4, 2002 through June 1, 2007. The Index closing level on June 1, 2007 was 6676.70. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the FTSETM 100 Index	PS-4